UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         For the month of November 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

   The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 9 November 2004 -Quinenco Announces Consolidated Results for the Third Quarter of 2004

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                  QUINENCO S.A. ANNOUNCES CONSOLIDATED RESULTS
                          FOR THE THIRD QUARTER OF 2004

(Santiago, Chile, November 9, 2004) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the third quarter ended September 30, 2004.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (1.6% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on September 30, 2004 (Ch$608.90 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               3Q 2004 HIGHLIGHTS

- Consolidated sales rose by 8.1% in 3Q 2004 to Ch$99,483 million (US$163.4 million), mainly attributable to Madeco's revenues, which experienced growth of 39.7% quarter-over-quarter.

- Operating income benefited from the improvement in Madeco's quarterly performance, increasing by 133.9% to Ch$6,618 million (US$10.9 million).

- Results from equity method investments reflected continued growth of Banco de Chile and CCU. Income from equity method investments increased to Ch$13,264 million (US$21.8 million).

- Non-operating income amounted to Ch$383 million (US$0.6 million) in 3Q 2004, totally reverting the non-operating losses of Ch$18,197 million (US$29.9 million) reported in 3Q 2003.

- Net income amounted to Ch$5,939 million (US$9.8 million) in the third quarter of 2004, up by Ch$5,822 million (US$9.6 million) from the Ch$117 million (US$0.2 million) reported in the third quarter of last year. Net income reflects the strong operational and non-operational gains achieved in the third quarter of the year.

- Earnings per share amounted to Ch$5.50 (US$0.01) and earnings per ADR to Ch$55.00 (US$0.09) for the third quarter of 2004.
--------------------------------------------------------------------------------


                                                                    Page 1 of 15
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - THIRD QUARTER 2004 AND SUBSEQUENT EVENTS

Quinenco Holds Extraordinary Shareholders' Meeting on November 5, 2004

On November 5, 2004, Quinenco held an extraordinary shareholders' meeting to approve a reduction in the number of members of the board from nine to seven. Since this required a modification of the company's by-laws, in order to facilitate the change, the Board of Directors as a whole resigned their respective positions at the extraordinary shareholders' meeting and a new Board was reelected at that time. The composition of Quinenco's Board is now as follows: Guillermo Luksic, Andronico Luksic, Jean-Paul Luksic, Gonzalo Menendez, Hernan Buchi, Juan Andres Fontaine and Matko Koljatic. All of these board members had served on the Board prior to the extraordinary shareholders' meeting. On November 8, 2004, The Board designated Guillermo Luksic as Chairman and Andronico Luksic as Vice-Chairman of the Board. The Directors' Committee will be composed of three members, Guillermo Luksic, Gonzalo Menendez and Matko Koljatic.

Quinenco Purchases of 11.41% of Almacenes Paris

On October 5, 2004, Quinenco acquired an 11.41% interest in Almacenes Paris, one of Chile's largest retail department store chains. The shares were acquired for Ch$514 per share, the total of which amounted to Ch$35,204 million (equivalent to approximately US$58.3 million at the observed exchange rate on October 5, 2004 of $603.47= 1 US$).

Quinenco and its wholly-owned subsidiary, Inversiones Rio Azul S.A., acquired 100% of Nahuel S.A., direct owner of the 68,489,407 Almacenes Paris shares purchased. The terms and conditions of the share purchase did not vary from those originally reported on August 18, 2004. On the same date, Inversiones Rio Azul S.A., Inmobiliaria Cerro Verde S.A., Lemoniz S.A. and Consorcio Financieros S.A. entered into an agreement (Convenio de Cesion de Acciones), which grants rights of first refusal, among other things, for future share acquisitions or disposals of the shares now held.

Quinenco's Financial Sector Subsidiary Places Bonds in the Local Market, Raising UF7,000,000

On October 28, 2004, LQ Inversiones Financieras (LQIF), a wholly-owned subsidiary of Quinenco and the holding company which owns a controlling interest in Banco de Chile, issued bonds for UF7,000,000 (equivalent to approximately US$196 million on the placement date) in the Chilean market. The bond issue, which consisted of two series (Series A for UF4 million and Series B for UF3 million), was purchased by institutional investors, including local pension funds, insurance companies, brokerage firms and mutual funds. Series A is a 5.5 year bond with a coupon rate of 3.25%. Series B is a 20.5 year bond with a coupon rate of 4.75%. Both the Series A and Series B bonds were oversubscribed, and the yield rate was 3.69% and 5.10%, respectively. The proceeds from the bond issue will be used to refinance existing debt.

Madeco Raises an Additional US$9 million on the Santiago Stock Exchange

On July 1, 2004, Madeco sold 138,956,755 shares (at Ch$41 per share) on the Santiago Stock Exchange, resulting in proceeds to Madeco of Ch$5,697 million (equivalent to US$9.0 million on transaction date). The shares represented the remaining unsubscribed and unpaid shares of the capital increase approved by Madeco's Board of Directors in 2002. Madeco's total outstanding shares now amount to 4,259,045,163 shares. Quinenco did not subscribe for additional shares and as a result, its interest in Madeco was reduced from 55.2% to 53.4%.


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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

                            Net Income Contribution

-----------------------------------------------------------------------------------------------------------------------------------
                                       Quinenco's
                                   ownership % at       3Q 2003        2Q 2004      3Q 2004       3Q 2004     YTD 2003    YTD 2004
Sector/Company                          9/30/2004          MCh$           MCh$         MCh$          MUS$         MCh$        MCh$
-----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                       53.5%        10,788         13,592       11,481          18.9       30,501      36,375
-----------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                     30.8%         1,299            (17)       1,607           2.6       11,287       6,727
Indalsa (Ex-Lucchetti) (1)                  95.6%            93         (1,564)        (800)         (1.3)        (735)     (1,550)
-----------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                                  73.6%         1,435          1,243        1,199           2.0        3,926       3,669
Entel (2)                                    5.7%           823            715           21            --        2,568       1,563
-----------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                                  53.4%          (253)         1,683        1,553           2.6       (4,607)      4,192
-----------------------------------------------------------------------------------------------------------------------------------
Other operating companies                                (3,465)          (424)         (83)         (0.1)      (4,013)       (984)
-----------------------------------------------------------------------------------------------------------------------------------
Total operating companies                                10,720         15,228       14,978          24.6       38,927      49,992
-----------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                            (10,603)        (8,639)      (9,039)        (14.8)       2,202     (28,854)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                       117          6,589        5,939           9.8       41,129      21,138
-----------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

(3) As a consequence of the share repurchase that Banco de Chile carried out in early 2004, Quinenco's dividend rights in the bank increased from 29.2% to 29.9% and voting rights increased from 52.2% to 53.5%. Ownership % in the above table corresponds to voting rights in Banco de Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

Net Income - 3Q 2004

Quinenco reported net income for the third quarter of 2004 which amounted to Ch$5,939 million (US$9.8 million), compared to net income of Ch$117 million (US$0.2 million) in the third quarter of 2003. Quarterly results benefited from both an increase in the net income contribution from Quinenco's operating companies and improved results at the Quinenco corporate level.

The net income contribution from operating companies reached Ch$14,978 million (US$24.6 million), up by 39.7% compared to the third quarter of 2003. The increase in the quarterly contribution from operating companies was driven by Madeco, other operating companies (which in 3Q 2003 included a loss provision on the sale of the Hotel Carrera Santiago establishment of Ch$3,549 million or US$5.8 million) and to a lesser extent, Banco de Chile and CCU. These increases were partially offset by lower quarterly profits associated with Quinenco's interest in Indalsa, Telsur and Entel.

Earnings per ordinary share amounted to Ch$5.50 (US$0.01) and earnings per ADR, Ch$55.00 (US$0.09).


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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

                     Consolidated Income Statement Breakdown

-----------------------------------------------------------------------------------------------------------------------------
                                                3Q 2003       2Q 2004        3Q 2004       3Q 2004    YTD 2003       YTD 2004
                                                   MCh$          MCh$           MCh$          MUS$        MCh$           MCh$
-----------------------------------------------------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------------------------------------------------
Madeco                                           61,063        87,153         85,304         140.1     187,459        248,035
Telsur                                           13,142        12,983         13,281          21.8      39,086         39,108
Indalsa (ex Lucchetti)                           15,620            (3)           (11)           --      46,383          1,089
Quinenco & holding                                2,166         1,042            909           1.5       6,344          3,606
-----------------------------------------------------------------------------------------------------------------------------
Total                                            91,991       101,175         99,483         163.4     279,272        291,838
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
-----------------------------------------------------------------------------------------------------------------------------
Madeco                                            1,768         8,183          6,125          10.1       7,420         20,362
Telsur                                            3,141         3,055          3,254           5.3       9,302          9,212
Indalsa (ex Lucchetti)                              815          (210)          (198)         (0.3)      2,127            (99)
Quinenco & holding                               (2,895)       (2,330)        (2,563)         (4.2)     (7,543)        (7,338)
-----------------------------------------------------------------------------------------------------------------------------
Total                                             2,829         8,698          6,618          10.9      11,306         22,137
-----------------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                     744           550            544           0.9       2,370          1,662
Share of net income/loss from related co:
Banco de Chile                                   10,788        13,592         11,481          18.8      30,501         36,375
CCU                                               1,299           (17)         1,607           2.6      11,287          6,727
Entel                                               823           715             21            --       2,569          1,563
Other equity investments                            237           (16)           155           0.3        (565)          (148)
Other non-op income                                 689         3,602            246           0.4      38,247          5,485
Amortization of GW expense                       (5,148)       (5,158)        (5,140)         (8.4)    (15,624)       (15,482)
Interest expense                                 (9,911)       (6,619)        (5,824)         (9.6)    (29,633)       (21,134)
Other non-op expenses                           (20,615)       (5,252)        (3,976)         (6.5)    (32,858)       (10,648)
Price-level restatement                           1,298          (640)           (82)         (0.1)        893            533
Foreign exchange gains & losses                   1,600        (1,172)         1,351           2.2       1,818           (341)
-----------------------------------------------------------------------------------------------------------------------------
Total                                           (18,196)         (414)           383          (0.6)      9,005          4,592
-----------------------------------------------------------------------------------------------------------------------------
Income Tax                                         (984)         (198)           727           1.2      (2,614)        (1,262)
Extraordinary items                                  --            --             --            --          --             --
Minority Interest                                   124        (2,014)        (2,073)         (3.4)         27         (5,608)
Amortization of negative GW                      16,344           517            284           0.5      23,405          1,279
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   117         6,589          5,939           9.8      41,129         21,138
-----------------------------------------------------------------------------------------------------------------------------

Revenues - 3Q 2004

Consolidated revenues for the third quarter of 2004 were Ch$99,483 million (US$163.4 million), up by 8.1% from the Ch$91,991 million (US$151.1 million) reported in the third quarter of 2003. The increase in consolidated sales is attributable to a 39.7% increase in sales at Madeco, partially offset by the reduction in Indalsa's (ex Lucchetti) sales following the disposal of its Chilean-based pasta, edible oil and soup operations in March 2004. 3Q 2004 consolidated sales can be broken down as follows: Madeco (85.7%), Telefonica del Sur (13.4%), Indalsa (ex Lucchetti) (0.0%) and others (0.9%).


                                                                    Page 4 of 15
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

Operating Income - 3Q 2004

Operating income for the third quarter of 2004 was Ch$6,618 million (US$10.9 million), up by 133.9% from the Ch$2,829 million (US$4.6 million) reported in the third quarter of 2003. The sharp increase in consolidated operating income was primarily attributable to Madeco's operations, which benefited from the strong hike in sales as well as improvements in operating profitability.

EBITDA - 3Q 2004

EBITDA reached Ch$11,950 million (US$19.6 million) in 3Q 2004, compared to Ch$8,936 million (US$14.7 million) in 3Q 2003, an increase of 33.7% compared to the same period of 2003.

Non-Operating Results - 3Q 2004

Quinenco reported non-operating income of Ch$383 million (US$0.6 million) in the third quarter of 2004, compared to a non-operating loss of Ch$18,197 million (US$29.9 million) in the same quarter of 2003. The main items included in non-operating results are discussed below:

      Proportionate share of net income of equity method investments (net)

      Quinenco's proportionate share of net income from equity method investments (net), which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$13,264 million (US$21.8 million), compared to Ch$13,147 million (US$21.6 million) in 3Q 2003, an increase of 1.0%. While Quinenco's proportionate share of net income in Banco de Chile and CCU increased by Ch$1,001 million (US$1.6 million), its share of Entel's net income declined by Ch$802 million (US$1.3 million), which served to partially offset the increase in results from Banco de Chile and CCU for the third quarter.

      Other non-operating income

      Other non-operating income was Ch$246 million (US$0.4 million), compared to Ch$689 million (US$1.1 million) in the third quarter of 2003. Other non-operating income in 3Q 2004 was mainly composed of gains on the sales of shares and other non-operating income.

      Amortization of goodwill expense

      Amortization of goodwill expense amounted to Ch$5,140 million (US$8.4 million) in the third quarter of 2004, almost unchanged from the Ch$5,148 million (US$8.5 million) reported in the same period of 2003. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile).

      Of the total balance of goodwill (net) at the consolidated level of Ch$305,945 million (US$502.5 million) as of September 30, 2004, Ch$288,993 million (US$474.6 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.

      Interest Expense

      Interest expense for the third quarter of 2004 amounted to Ch$5,824 million (US$9.6 million), a reduction of 41.2% compared to the same period in 2003. The decrease is primarily associated with a lighter consolidated debt load at the Quinenco corporate level, Madeco and Indalsa (ex Lucchetti), and to a lesser extent, lower prevailing interest rates.


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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

      Other non-operating expenses

      Other non-operating expenses amounted to Ch$3,976 million (US$6.5 million) compared to Ch$20,615 million (US$33.9 million) in the third quarter of 2003. The significant variation in other non-operating expenses is mainly explained by non-operating expenses associated with the non-subscription of additional shares of Madeco in August 2003 (Ch$15,560 million or US$25.6 million). Worth mentioning is that the effect of the non-subscription in 2003 was totally offset by a credit to income for the same amount for extraordinary amortization of negative goodwill associated with Quinenco's interest in Madeco's capital increase. See explanation below - Amortization of Negative Goodwill.

      Other non-operating expenses in 3Q 2004 are mostly composed of asset write-downs, legal and other non-operating expenses.

      Price-level restatement and foreign currency translation losses

      Price-level restatement losses amounted to Ch$82 million (US$0.1 million) in the third quarter of 2004, compared to gains of Ch$1,298 million (US$2.1 million) in the same period in 2003. In 3Q 2004, price-level restatement losses are mainly due to the increase in the inflation rate used for adjustment purposes from 0.1% in 3Q 2003 to 1.0% in 3Q 2004.

      Gains specific to foreign currency differences amounted to Ch$1,351 million (US$2.2 million), compared to gains on foreign currency translation of Ch$1,600 million (US$2.6 million) reported in the third quarter of 2003. Foreign currency differences are primarily attributable to Madeco's Brazilian operations as a result of the revaluation of the Chilean peso vis-a-vis the US dollar in the third quarter.

Income Taxes - 3Q 2004

Quinenco reported income tax credits of Ch$727 million (US$1.2 million), compared to income tax expense of Ch$984 million (US$1.6 million) in the same period of 2003. The variation in income taxes mainly corresponded to tax refunds at the holding company level.

Minority Interest - 3Q 2004

In the third quarter of 2004, Quinenco reported a deduction from income of Ch$2,073 million (US$3.4million), compared to a credit to income of Ch$124 million (US$0.2 million) in 3Q 2003. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's third quarter 2004 income.

Amortization of Negative Goodwill - 3Q 2004

Amortization of negative goodwill amounted to Ch$284 million (US$0.5 million), compared to Ch$16,344 million (US$26.8 million) in the third quarter of 2003. The variation between the two quarters is associated with the non-subscription of additional shares of Madeco in August 2003 (Ch$15,560 million or US$25.6 million). Worth mentioning is that the effect of the non-subscription in 2003 was totally offset by a charge to income included with Other non-operating expenses for the same amount. See explanation above - Other Non-operating Expenses.


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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

     CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 2nd quarter of 2004)
                      Condensed Consolidated Balance Sheet

----------------------------------------------------------------------------------------------------
                                                 As of          As of          As of          As of
                                                9/30/03        6/30/04        9/30/04        9/30/04
                                                 MCh$            MCh$           MCh$           MUS$
----------------------------------------------------------------------------------------------------
Current assets                                  293,091        233,002        241,323          365.1
Fixed assets                                    373,247        294,298        284,069          429.8
Other assets                                    833,866        790,716        793,535        1,200.5
----------------------------------------------------------------------------------------------------
Total assets                                  1,500,204      1,318,016      1,318,927        1,995.4
----------------------------------------------------------------------------------------------------
Current liabilities                             208,890        206,707        206,256          312.1
Long-term liabilities                           504,480        368,508        366,238          554.1
Minority interest                               112,275        105,114        108,365          163.9
Shareholders' equity                            674,559        637,687        638,068          965.3
----------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity      1,500,204      1,318,016      1,318,927        1,995.4
----------------------------------------------------------------------------------------------------

Current Assets

Current assets increased 3.6% compared to the second quarter of 2004, mainly associated with an increase in inventory and repurchase instruments (pactos de recompra) at Madeco.

Fixed Assets and Other Assets

Fixed assets decreased by 3.5% compared to the second quarter of 2004, mainly due to the effect of the revaluation of the Chilean peso vis-a-vis the US dollar on Madeco's US dollar held assets.

Other assets did not vary significantly from the second quarter of 2004.

Current Liabilities

Current liabilities did not vary significantly from the second quarter of 2004.

Long-term Liabilities

Long-term liabilities did not vary significantly from the second quarter of 2004.

Minority Interest

Minority interest increased by 3.1% compared to the second quarter of 2004, mostly attributable to minority interest in Madeco.

Equity

Shareholders' equity did not vary significantly from the second quarter of 2004.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

Quinenco Corporate Level Debt and Cash

As of September 30, 2004, financial debt at the corporate level was Ch$323,044 million (US$530.5 million). As of the same date, cash and cash equivalents amounted to Ch$52,477 million (US$86.2 million). The debt to total capitalization ratio at the corporate level was 33.5%.

NAV

As of September 30, 2004, the estimated net asset value (NAV) of Quinenco was US$1.856 billion (Ch$1,047 per share) and market capitalization was US$1.223 billion (Ch$690 per share). The discount to NAV is estimated at 34% as of the same date.

                               [PIE CHART OMITTED]

                              [LINE CHART OMITTED]

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2003 and 2004:

------------------------------------------------------------------------------------------------------------------
                                                  FINANCIAL SERVICES
------------------------------------------------------------------------------------------------------------------
                              Ownership      3Q 2003      YTD 2003     2Q 2004     3Q 2004     3Q 2004    YTD 2004
                                      %         MCh$          MCh$        MCh$        MCh$        MUS$        MCh$
------------------------------------------------------------------------------------------------------------------
Banco de Chile (1)                53.5%       10,788        30,501      13,592      11,481        18.9      36,375
------------------------------------------------------------------------------------------------------------------

1) As a consequence of the share repurchase that Banco de Chile carried out in 2004, Quinenco's dividend rights in the bank increased from 29.2% to 29.9% and voting rights increased from 52.2% to 53.5%. Ownership % in the above table corresponds to voting rights in Banco de Chile.

                                 BANCO DE CHILE

-------------------------------------------------------------------------------------------------------------------
                                                 Quarter                             Accumulated for Year
-------------------------------------------------------------------------------------------------------------------
                                  3Q 2003        3Q 2004      3Q 2004      YTD 2003         YTD 2004       YTD 2004
                                     MCh$           MCh$         MUS$          MCh$             MCh$           MUS$
-------------------------------------------------------------------------------------------------------------------
Operating revenues                103,867        120,279        197.5       320,228          348,465          572.3
Provision for loan losses         (13,265)       (19,479)       (32.0)      (43,990)         (52,597)         (86.4)
Operating expenses                (55,085)       (59,772)       (98.2)     (165,664)        (170,455)        (279.9)
Net Income (loss)                  37,104         39,277         64.5       104,659          121,658          199.8
-------------------------------------------------------------------------------------------------------------------
Loan portfolio, net                                                       6,065,473        6,482,928       10,647.0
Total assets                                                              9,074,971        9,598,936       15,764.4
Shareholders' equity                                                        681,789          643,018        1,056.0
-------------------------------------------------------------------------------------------------------------------
Net interest margin                   2.5%           3.6%
Net Financial Margin                  3.8%           4.1%
Efficiency ratio                     53.0%          49.7%
ROAE                                 21.9%          24.9%
ROAA                                  1.6%           1.6%
--------------------------------------------------------

3Q 2004 Results

Operating revenues increased by 15.8% to Ch$120,279 million (US$197.5 million) in the third quarter of 2004. The increase in operating revenues was mainly due to a 33.8% rise in the amount of fee income earned during the third quarter of the year and a 13.6% increase in net financial income, the effects of which were partially offset by a loss on the sales of financial instruments.

Fee income, which reached Ch$33,726 million (US$55.4 million), equivalent to 28.0% of total operating revenues, increased as a result of higher fee income associated with banking services (an increase of 43.4%) as well as subsidiary non-banking services, particularly fund management (an increase of 20.1%). Operating income was also boosted by higher net financial income which rose from Ch$78,189 million (US$128.4 million) in 3Q 2003 to Ch$88,814 million (US$145.9 million) in 3Q 2004. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 73.8% of operating revenues in 3Q 2004. The increase in net financial income was primarily due to a 4.2% growth in average interest earning assets and an increase in the net financial margin as a result of the higher inflation experienced during the period, higher lending spreads, a better

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

funding mix and the recovery of previously charged-off loans in the corporate loan area. The increase in operating revenues experienced during the quarter was partially offset by losses on the sale of financial instruments (net) which fell by Ch$2,730 million (US$4.5 million) to Ch$2,261 million (US$3.7 million). The variation between the two periods is explained by the sale of a retail sector loan (the effect of which was offset by a release of provisions) and the sale of Central Bank papers.

Provisions, which amounted to Ch$19,479 million (US$32.0 million), showed an increase of 46.8% from the Ch$13,265 million (US$21.8 million) reported in the third quarter of 2003. The higher level of provisions was associated with the downgrading of several clients in the construction and manufacturing sectors

Other income and expenses amounted to Ch$7,806 million (US$12.8 million), an increase of 47.9% over the Ch$5,278 million (US$8.7 million) reported in 3Q 2003. Other income and expenses was mainly composed of loan recoveries (previously written off) of Ch$12,344 million (US$20.3 million), partially offset by other non-operating expenses of Ch$5,816 million (US$9.6 million).

Operating expenses increased by 8.5% to Ch$59,772 million (US$98.2 million) compared to the third quarter of 2003, primarily due to higher personnel and administrative expenses associated with a higher headcount and variable compensation packages.

Price-level restatement losses totaled Ch$3,663 million (US$6.0 million) compared to price-level restatement losses of Ch$406 million (US$0.7 million) reported in 3Q 2003. The losses in 3Q 2004 reflect the higher inflation experienced during the period (1.0% adjustment).

Net income increased by 5.9% to Ch$39,277 million (US$64.5 million) in 3Q 2004, boosted by the strong growth in fee income and financial income (primarily related to the higher inflation rate) as well as significant recovery of previously written-off loans. Bottom line growth was particularly strong at the subsidiary level as a result of increased fee income earned in connection with stock brokerage and fund management services.

As of September 2004, the Bank's loan portfolio (net of interbank loans) had grown by 6.2% to Ch$6,605,545 million (US$10.8 billion) over the last twelve month period, mostly in other outstanding loans, consumer loans and contingent loans. The increase in other outstanding loans is mainly related to mortgage loans financed by mortgage bonds.

Banco de Chile is the second ranked bank in the country with a market share of 17.6% according to information published by the Chilean Superintendency of Banks for the period ended September 30, 2004. Its return on capital and reserves after taxes (annualized) reached 31.1%, compared to 17.7% for the local financial system, according to the same source.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2003 and 2004:

----------------------------------------------------------------------------------------------------------------------------------
                                                              FOOD & BEVERAGE
----------------------------------------------------------------------------------------------------------------------------------
                                   Ownership        3Q 2003       YTD 2003       2Q 2004       3Q 2004       3Q 2004      YTD 2004
                                           %           MCh$           MCh$          MCh$          MCh$          MUS$          MCh$
----------------------------------------------------------------------------------------------------------------------------------
CCU                                     30.8%         1,299         11,287           (17)        1,607           2.6         6,727
Indalsa (ex Lucchetti)                  95.6%            92           (735)       (1,564)         (800)         (1.3)       (1,550)
----------------------------------------------------------------------------------------------------------------------------------

                                       CCU

----------------------------------------------------------------------------------------------------------------------------------
                                                      Quarter                                     Accumulated for Year
----------------------------------------------------------------------------------------------------------------------------------
                                    3Q 2003           3Q 2004        3Q 2004          YTD 2003            YTD 2004        YTD 2004
                                       MCh$              MCh$           MUS$              MCh$                MCh$            MUS$
----------------------------------------------------------------------------------------------------------------------------------
Sales                                90,233            94,625          155.4           271,129             292,385           480.2
Operating income (loss)               7,594             8,034           13.2            24,373              35,770            58.7
Net Income (loss)                     4,216             5,215            8.6            36,656              21,839            35.9
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                           603,060             553,935           909.7
Shareholders' equity                                                                   282,985             289,224           475.0
----------------------------------------------------------------------------------------------------------------------------------

3Q 2004 Results

CCU's sales in the third quarter of 2004 grew by 4.9% compared to the third quarter of 2003, due to an increase in consolidated sales volumes and higher average prices. The growth in sales volumes was led by the Argentine beer segment (+12.3%), soft drinks, nectar and mineral water segment (+4.0%), the Chilean beer segment (+2.9%) and the export wine segment (+5.7%). Higher average prices are mostly explained by the Argentine and Chilean beer segments, the average prices of which increased by 1.1% and 2.1%, respectively, as well as by the domestic wine segment (+16.5%).

Operating income increased by 5.8% to Ch$8,034 million (US$13.2 million), mainly due to an increase of 5.8% in gross profit, which resulted from the higher sales level achieved during the quarter. The increase in operating income was partially offset by an increase of in SG&A expense associated with the Chilean and Argentine beer segments as well as the wine segment. The consolidated operating margin reached 8.5% of sales, compared to 8.4% in the same period of 2003.

CCU reported non-operating losses of Ch$1,566 million (US$2.6 million) compared to non-operating losses of Ch$1,841 million (US$3.0 million) in 3Q 2003. 3Q 2004 non-operating results benefited from a comparatively lower debt level and lower prevailing interest rates, which served to reduce interest expense. Additionally, the revaluation of the Chilean peso during the quarter which resulted in exchange rate gains, a reduction in other non-operating expenses and price-level restatement gains also contributed to the improvement, however this was partially offset by a sharp decline in financial income due to lower average cash balances and low prevailing interest rates on time deposits.

Net income improved by 23.7% in relation to 3Q 2003, amounting to Ch$5,215 million (US$8.6 million) for the quarter. The strong improvement in bottom line results was due to the aforementioned 5.8% hike in operating results, improved non-operating results and a reduction in income taxes as a result of a lower level of deferred income tax charges during the period.


                                                                   Page 11 of 15
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

                 INDUSTRIA NACIONAL DE ALIMENTOS (EX-LUCCHETTI)

------------------------------------------------------------------------------------------------------------------------------
                                                  Quarter                                     Accumulated for Year
------------------------------------------------------------------------------------------------------------------------------
                                3Q 2003          3Q 2004        3Q 2004         YTD 2003             YTD 2004         YTD 2004
                                   MCh$             MCh$           MUS$             MCh$                 MCh$             MUS$
------------------------------------------------------------------------------------------------------------------------------
Sales                            15,620              (11)            --           46,383                1,090              1.8
Operating income (loss)             815             (199)          (0.3)           2,127                 (100)             0.2
Net Income (loss)                    98             (837)          (1.4)            (785)              (1,621)            (2.7)
------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                      73,176               28,430             46.7
Shareholders' equity                                                              15,842               26,924             44.2
------------------------------------------------------------------------------------------------------------------------------

3Q 2004 Results

Lucchetti sold its principal business, the Chilean-based pasta, edible oil and soup business (Lucchetti Chile) on March 31, 2004 (in consideration of this fact, the Chilean Superintendency of Securities and Insurance (SVS) authorized Empresas Lucchetti to deconsolidate Lucchetti Chile's balance sheet and results of operations for the quarter ended March 31st)). Lucchetti reported a gain on sale (net of provisions) in connection with the disposal of Lucchetti Chile of Ch$3,010 million (US$4.9 million).

Following the divestiture of its pasta business, Empresas Lucchetti's remaining assets principally consist of its investment in Calaf, a joint venture with ECUSA, a subsidiary of CCU, acquired in January 2004 and Lucchetti Peru, including settlement rights in its ongoing arbitration against the Peruvian government.


                                                                   Page 12 of 15
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2003 and 2004:

---------------------------------------------------------------------------------------------------------------------------------
                                                    TELECOMMUNICATIONS
---------------------------------------------------------------------------------------------------------------------------------
                      Ownership        3Q 2003         YTD 2003          2Q 2004         3Q 2004       3Q 2004           YTD 2004
                              %           MCh$             MCh$             MCh$            MCh$          MUS$               MCh$
---------------------------------------------------------------------------------------------------------------------------------
Telsur                     73.6%         1,435            3,926            1,243           1,199           2.0              3,669
Entel (1)                   5.7%           823            2,569              715              21            --              1,563
---------------------------------------------------------------------------------------------------------------------------------

(1)   Non-controlling interest

                                     TELSUR

---------------------------------------------------------------------------------------------------------------------------------
                                                       Quarter                                    Accumulated for Year
---------------------------------------------------------------------------------------------------------------------------------
                                      3Q 2003          3Q 2004         3Q 2004           YTD 2003        YTD 2004        YTD 2004
                                         MCh$             MCh$            MUS$               MCh$            MCh$            MUS$
---------------------------------------------------------------------------------------------------------------------------------
Sales                                  13,142           13,281            21.8             39,086          39,108            64.2
Operating income (loss)                 3,141            3,254             5.3              9,302           9,212            15.1
Net Income (loss)                       1,952            1,628             2.7              5,334           4,982             8.2
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                              136,238         131,722           216.3
Shareholders' equity                                                                       61,084          62,879           103.3
----------------------------------------------------------------------------------------------------------------------------------

3Q 2004 Results

Telefonica del Sur's revenues reached Ch$13,281 million (US$21.8 million) varying only slightly from the Ch$13,142 million (US$21.6 million) reported in the third quarter of 2003. Nonetheless, the revenue mix favored non-regulated services such as Internet, security services and business services. A decline of 5.8% in revenue associated with fixed telephony, access charges, long distance and public telephony was entirely offset by a 30.3% increase in revenues from Internet, security services, and business services, including data transmission. While in general terms substitution of fixed telephony for mobile telephony and other alternatives has continued to capture a portion of the company's traditional sale base, Telsur has successfully bolstered its product base to rely on revenue generation from non-regulated services. Basic telephony services accounted for 51.2% of all revenues, followed by user access charges (11.0%), long distance services (8.4%), public telephones (5.0%), and other non-regulated services (24.4%).

Operating profit grew by 3.6% during the quarter reaching Ch$3,254 million (US$5.3 million), outpacing the growth in sales. The increase in operating profit was primarily attributable to fixed monthly rate telephone plans and internet services.

Telsur reported non-operating losses of Ch$1,053 million (US$1.7 million), compared to non-operating losses of Ch$648 million (US$1.1 million) reported in 3Q 2003. 3Q 2003 non-operating results included non-recurring income related to an insurance settlement, which partially explains the lower results this quarter. Additionally, 3Q 2004 results include the costs of a financial restructuring undertaken in September, the benefits of which will be reflected in future periods (Ch$196 million, US$0.3 million). Telsur reported net income of Ch$1,628 million (US$2.7 million), a decrease of 16.6% compared to the third quarter of 2003, due to the aforementioned deterioration in non-operating results.


                                                                   Page 13 of 15
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

MANUFACTURING SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2003 and 2004:

------------------------------------------------------------------------------------------------------------------------------
                                                           MANUFACTURING
------------------------------------------------------------------------------------------------------------------------------
                              Ownership        3Q 2003        YTD 2003       2Q 2004       3Q 2004      3Q 2004       YTD 2004
                                      %           MCh$            MCh$          MCh$          MCh$         MUS$           MCh$
------------------------------------------------------------------------------------------------------------------------------
Madeco (1)                        53.4%           (253)         (4,607)        1,683         1,553          2.6          4,192
------------------------------------------------------------------------------------------------------------------------------

(1)   On July 1, 2004, Quinenco's interest in Madeco was reduced to 53.4%

                                     MADECO

--------------------------------------------------------------------------------------------------------------------------------
                                                      Quarter                                     Accumulated for Year
--------------------------------------------------------------------------------------------------------------------------------
                                     3Q 2003          3Q 2004         3Q 2004           YTD 2003         YTD 2004       YTD 2004
                                        MCh$             MCh$            MUS$               MCh$             MCh$           MUS$
--------------------------------------------------------------------------------------------------------------------------------
Sales                                 61,063           85,304           140.1            187,459          248,035          407.4
Operating income (loss)                1,768            6,125            10.1              7,420           20,361           33.4
Net Income (loss)                       (466)           2,909             4.8             (5,627)           7,688           12.6
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                             407,600          356,026          584.7
Shareholders' equity                                                                     176,991          164,529          270.2
--------------------------------------------------------------------------------------------------------------------------------

3Q 2004 Results

Madeco's sales in the third quarter of 2004 increased by Ch$24,241 million (US$39.8 million) or 39.7% from Ch$61,063 million (US$100.3 million) to Ch$85,304 million (US$140.1 million), primarily attributable to higher sales of the wire and cable and brass mill business units, which rose by 45.8% and 74.9%, respectively. Wire and cable sales, which accounted for Ch$13,582 million (US$22.3 million) of the total increase, benefited from strong demand and higher average prices in its four principal markets, particularly Chile and Brazil. Higher average prices and volumes boosted brass mill sales in Chile and Argentina by Ch$10,305 million (US$16.9 million). In general terms, the more favorable economic climate in Chile which stimulated the construction sector in particular contributed to sales growth during the quarter.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 50.7% of total sales, followed by brass mills (28.2%), flexible packaging (13.6%) and aluminum profiles (7.5%).

Sales outpaced the increase in raw materials costs and in spite of higher SG&A expenses in absolute terms, operating profits rose by more than 247% to Ch$6,125 million (US$10.1 million). The improved operating performance was attributable to strong increases in the operating income of the wire & cable and brass mills business units. The company's operating margin as a percentage of sales was 7.2% versus 2.9% one year ago.

Non-operating losses amounted to Ch$1,977 million (US$3.2 million) versus Ch$1,882 million (US$3.1 million) in 3Q 2003. Non-operating results were mainly composed of price-level restatement and FX translation gains (net) amounting to Ch$1,331 million (US$2.2 million), interest expense (net) of Ch$ 1,988 million (US$3.3 million) and other non-operating expenses (net) of Ch$1,021 million (US$1.7 million). Worth mentioning is that interest expense (net) has declined by 38.4% since September 2003 as a result of Madeco's considerably lighter debt load and lower prevailing interest rates.


                                                                   Page 14 of 15
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2004
--------------------------------------------------------------------------------

Madeco reported pre tax profit of Ch$4,148 million (US$6.8 million) for the third quarter of 2004, a dramatic improvement from the net loss of Ch$114 million (US$0.2 million) in 3Q 2003, entirely attributable to the aforementioned improvement in Madeco's operating performance during the quarter. Income taxes, which increased from Ch$446 million (US$0.7 million) in 3Q 2003 to Ch$987 million (US$1.6 million), partially offset the increase. Madeco's net income amounted to Ch$2,909 million (US$4.8 million) in the third quarter of 2004, up by Ch$3,375 million (US$5.5 million) from the same period in 2003.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                             www. quinencogroup.com


                                                                   Page 15 of 15
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                       By: s/s Luis Fernando Antunez
                                       --------------------------------
                                       Name: Luis Fernando Antunez
                                       Title: Authorized Representative

Dated: November 9, 2004